United States
                              Securities and Exchange Commission
                                    Washington, D.C. 20549


                                        SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                      (Amendment No. 9)

                          John Hancock Patriot Global Dividend Fund
                                      (Name of Issuer)


                                         Common Stock
                               (Title of Class of Securities)


                                        41013G-10-3
                                       (CUSIP Number)



                                  The Commerce Group, Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)



                                         June 26, 2003
                   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box:    [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 41013G-10-3                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 9
                                            JULY 10, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             2,310,000
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                        2,310,000
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,310,000

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           27.7%

14.      TYPE OF REPORTING PERSON
         [HC]

CUSIP No.: 41013G-10-3                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 9
                                            JULY 10, 2003




ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of John Hancock Patriot Global Dividend Fund (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 101 Huntington Avenue, Boston, MA, 02199-7603.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This item is not applicable. This Schedule 13D reports sales of shares rather than purchases.


ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 8,344,700 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 27.7% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 2,310,000 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 27.7% of the outstanding Shares.

                                                Shares             Cost

    The Commerce Insurance Company             2,199,900       $24,544,756
    American Commerce Insurance Company          110,100         1,152,204

                   Totals                      2,310,000       $25,696,960

CUSIP No.: 41013G-10-3                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 9
                                            JULY 10, 2003



     (c) During the period from June 10, 2003 through June 26, 2003, the Reporting Person has effected the following sales of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex A).
All transactions prior to June 10, 2003 were reported on previous Schedule 13D filings.


     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.


     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A   Item 5(c) Information




                                         SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 10, 2003                          THE COMMERCE GROUP INC.





                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer

ANNEX  A
Item 5 (c) - Information

  41013G-10-3    JOHN HANCOCK PATRIOT GLOBAL DIVIDEND FUND

  FROM 06/10/03 - 06/26/03

AMERICAN COMMERCE INSURANCE COMPANY
  SALES

  TRADE           SETTLEMENT           SHARES           SALE PRICE
  DATE              DATE                SOLD            PER SHARE              CONSIDERATION
06/10/03           06/13/03            20,300            $12.7595             $  258,193.72
06/13/03           06/18/03             9,100             12.9749                117,702.06
06/13/03           06/18/03             1,700             12.9749                 21,988.30
06/16/03           06/19/03             4,200             13.0252                 54,535.27
06/16/03           06/19/03             7,800             13.0346                101,353.12
06/17/03           06/20/03            11,900             12.9971                154,182.25
06/18/03           06/23/03             3,000             12.9800                 38,818.17
06/23/03           06/26/03            13,900             12.9406                179,309.92
06/24/03           06/27/03               500             12.9600                  6,459.70
06/25/03           06/30/03             3,500             12.9343                 45,127.93
06/26/03           07/01/03            17,700             12.8929                227,485.65

AMERICAN COMMERCE SALE TOTALS          93,600                                 $1,205,156.09